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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                  For the fiscal year ended: December 31, 2004

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        For the transition period from ________________ to _____________

Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

            THE SAVINGS PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC

        DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES

                            A.F.L. - C.I.O. - C.L.C.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   XEROX CORPORATION
                   P.O. BOX 1600
                   STAMFORD, CONNECTICUT  06904-1600

                              REQUIRED INFORMATION

      The Savings Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan at December 31, 2004 and 2003 and for the year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as
Exhibit 99-1 and incorporated herein by reference.

EXHIBITS

Exhibit Number      Description
--------------      -----------
99-1                Financial  Statements  and  Schedule of the Plan at December
                    31, 2004 and 2003 and for the year ended December 31, 2004

99-2                Consent of Independent Registered Public Accounting Firm

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THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SAVINGS PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L - C.I.O. - C.L.C.

/S/LAWRENCE M. BECKER
LAWRENCE M. BECKER
ON BEHALF OF THE JOINT ADMINISTRATIVE BOARD
PLAN ADMINISTRATOR

Stamford, Connecticut
Date: June 29, 2005